UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
----------------------------------------------
In the matter of

CSW Energy, Inc.                               REPORT FOR PERIOD
Dallas, Texas  75266-0789                      April 1, 2000 to
                                               June 30, 2000

File No.  070-08205                            PURSUANT TO RULE 24


      This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of Central and South West Corporation ("CSW"). Under HCAR 35-26416, CSW and CSW Energy are authorized to issue letters of credit, bid bonds or guarantees in connection with the development of qualifying cogeneration facilities, qualifying small power production facilities and independent power facilities, including exempt wholesale generators. Attached is the information required pursuant to HCAR 35-26416.

(1) A schedule of all guarantees, letters of credit, bid bonds, and other support arrangements issued by or for the account of CSW or CSW Energy in connection with certain independent power projects as defined in Order 70-8205, and any fees and interest payable related to such guarantees, letters of credit, bid bonds and other support arrangements. See Exhibit A.


                               S I G N A T U R E


      As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 14th day of August, 2000.

                                    CSW Energy, Inc.


                                    /s/ A. A. Pena
                                        A. A. Pena
                                        Treasurer




                                                                     Exhibit A


                                CSW ENERGY, INC.
                        LETTERS OF CREDIT AND GUARANTEES
                            Pursuant to Order 70-8295

                                at June 30, 2000



                            FEES   FEES  REFERENCE
 PROJECT     *    AMOUNT     PD  PAYABLE  NUMBER   MATURITY      BENEFICIARY     OBLIGOR        PURPOSE        AUTHORITY

 Frontera    G  $10,000,000  N/A    N/A    N/A     October      Tenaska Power      CSWE        Power Sales      70-8205
                                                    2000         Services                 Agreement Support

 Frontera    G   $1,000,000  N/A    N/A    N/A     Until       MGI Supply Ltd.     CSWE    Gas Supply Support   70-8205
                                                  Terminated

 Frontera    G   $2,000,000  N/A    N/A    N/A     December  El Paso Energy, et al CSWE    Gas Supply Support   70-8205
                                                    2000

 Frontera    G   $1,000,000  N/A    N/A    N/A     Until        Entergy Power      CSWE        Power Sales      70-8205
                                                  Terminated    Marketing Corp.             Agreement Support

 Trent Wind  LC  $2,000,000  N/A   0.28% SBLC0023/00 5/1/02      TXU Electric      CSWE       Construction      70-8205
    Farm                                                             Company                  Performance


         *  G -    Guarantee
           LC -    Letter of Credit